Exhibit 99.1

Li Auto Inc. Announces Unaudited Third Quarter 2023 Financial Results

Quarterly total revenues reached RMB34.68 billion (US$4.75 billion)1

Quarterly deliveries reached 105,108 vehicles

BEIJING, China, November 9, 2023 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced its unaudited financial results for the quarter ended September 30, 2023.

Operating Highlights for the Third Quarter of 2023

•	Total vehicle deliveries were 105,108 units in the third quarter of 2023, representing a 296.3% year-over-year increase.

Deliveries	2023 Q3	2023 Q2	2023 Q1	2022 Q4
	105,108	86,533	52,584	46,319

Deliveries	2022 Q3	2022 Q2	2022 Q1	2021 Q4
	26,524	28,687	31,716	35,221

•	As of September 30, 2023, the Company had 361 retail stores covering 131 cities, as well as 318 servicing centers and Li Auto-authorized body and paint shops operating in 213 cities.

Financial Highlights for the Third Quarter of 2023

•	Vehicle sales were RMB33.62 billion (US$4.61 billion) in the third quarter of 2023, representing an increase of 271.6% from RMB9.05 billion in the third quarter of 2022 and an increase of 20.2% from RMB27.97 billion in the second quarter of 2023.

•	Vehicle margin2 was 21.2% in the third quarter of 2023, compared with 12.0% in the third quarter of 2022 and 21.0% in the second quarter of 2023.

•	Total revenues were RMB34.68 billion (US$4.75 billion) in the third quarter of 2023, representing an increase of 271.2% from RMB9.34 billion in the third quarter of 2022 and an increase of 21.0% from RMB28.65 billion in the second quarter of 2023.

•	Gross profit was RMB7.64 billion (US$1.05 billion) in the third quarter of 2023, representing an increase of 546.7% from RMB1.18 billion in the third quarter of 2022 and an increase of 22.6% from RMB6.24 billion in the second quarter of 2023.

•	Gross margin was 22.0% in the third quarter of 2023, compared with 12.7% in the third quarter of 2022 and 21.8% in the second quarter of 2023.

1 All translations from Renminbi (“RMB”) to U.S. dollars (“US$”) are made at a rate of RMB7.2960 to US$1.00, the exchange rate on September 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

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•	Income from operations was RMB2.34 billion (US$320.6 million) in the third quarter of 2023, compared with RMB2.13 billion loss from operations in the third quarter of 2022 and representing an increase of 43.9% from RMB1.63 billion income from operations in the second quarter of 2023. Non-GAAP income from operations[3] was RMB2.99 billion (US$410.3 million) in the third quarter of 2023, compared with RMB1.72 billion non-GAAP loss from operations in the third quarter of 2022 and representing an increase of 46.5% from RMB2.04 billion non-GAAP income from operations in the second quarter of 2023.

•	Net income was RMB2.81 billion (US$385.5 million) in the third quarter of 2023, compared with RMB1.65 billion net loss in the third quarter of 2022 and representing an increase of 21.8% from RMB2.31 billion net income in the second quarter of 2023. Non-GAAP net income[3] was RMB3.47 billion (US$475.2 million) in the third quarter of 2023, compared with RMB1.24 billion non-GAAP net loss in the third quarter of 2022 and representing an increase of 27.1% from RMB2.73 billion non-GAAP net income in the second quarter of 2023.

•	Net cash provided by operating activities was RMB14.51 billion (US$1.99 billion) in the third quarter of 2023, compared with RMB508.3 million net cash used in operating activities in the third quarter of 2022 and representing an increase of 30.5% from RMB11.11 billion net cash provided by operating activities in the second quarter of 2023.

•	Free cash flow[4] was RMB13.22 billion (US$1.81 billion) in the third quarter of 2023, compared with negative RMB1.96 billion free cash flow in the third quarter of 2022 and representing an increase of 37.5% from RMB9.62 billion free cash flow in the second quarter of 2023.

Key Financial Results

(in millions, except for percentages)

	For the Three Months Ended			% Change[5]
	September 30, 2022	June 30, 2023	September 30, 2023	YoY	QoQ
	RMB	RMB	RMB
Vehicle sales	9,045.9	27,971.9	33,616.1	271.6%	20.2%
Vehicle margin	12.0%	21.0%	21.2%	9.2%	0.2%

Total revenues	9,342.3	28,652.7	34,679.5	271.2%	21.0%
Gross profit	1,182.0	6,235.3	7,644.5	546.7%	22.6%
Gross margin	12.7%	21.8%	22.0%	9.3%	0.2%

(Loss)/income from operations	(2,129.7)	1,625.9	2,339.4	N/A	43.9%
Non-GAAP (loss)/income from operations	(1,724.4)	2,043.3	2,993.8	N/A	46.5%

Net (loss)/income	(1,645.7)	2,310.1	2,812.9	N/A	21.8%
Non-GAAP net (loss)/income	(1,240.4)	2,727.5	3,467.3	N/A	27.1%

Operating cash flow	(508.3)	11,112.4	14,506.5	N/A	30.5%
Free cash flow (non-GAAP)	(1,958.6)	9,621.4	13,224.8	N/A	37.5%

3 The Company’s non-GAAP financial measures exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Free cash flow represents operating cash flow less capital expenditures, which is considered a non-GAAP financial measure.

5 Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented.

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Recent Developments

Delivery Update

•	In October 2023, the Company delivered 40,422 vehicles, representing an increase of 302.1% from October 2022. As of October 31, 2023, the Company had 372 retail stores covering 133 cities, in addition to 315 servicing centers and Li Auto-authorized body and paint shops operating in 210 cities.

Safety Evaluation Results

•	In August 2023, the China Insurance Automotive Safety Index (“C-IASI”) Management Center published the safety evaluation results for Li L7 based on crash tests. Li L7 received a G rating, the highest safety rating, in three out of four evaluation categories — occupant safety, pedestrian safety, and assistance safety — and an M rating in the crashworthiness and repair economy category. In particular, Li L7’s 99.8% score in C-IASI’s assistance safety evaluation marked a historical high among all SUV models.

ESG Performance

•	In September 2023, the Company’s “AA” rating was raised to the highest “AAA” rating by MSCI ESG Research in recognition of the Company’s accomplishments in sustainable development and social responsibility.

Termination of At-The-Market Offering

•	On September 27, 2023, the Company terminated the equity distribution agreement dated June 28, 2022 between the Company and certain sales agents in connection with the Company’s previously announced at-the-market offering program (the “ATM Offering”) on the Nasdaq Global Select Market, effective immediately after the close of business on the same day, U.S. Eastern Time. The Company has terminated the ATM Offering because it does not intend to further raise additional capital or sell additional securities under the ATM Offering. The Company is not subject to any penalties or liabilities relating to this termination.

As of the date of this press release, the Company has sold 13,502,429 American depositary shares (“ADSs”) representing 27,004,858 Class A ordinary shares of the Company under the ATM Offering, raising gross proceeds of US$536.4 million before deducting fees and commissions payable to the sales agents of US$5.4 million and certain other offering expenses.

The Company has used and currently still intends to use the net proceeds from the ATM Offering for (i) research and development of next-generation electric vehicle technologies including technologies for BEVs, smart cabin, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes.

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CEO and CFO Comments

Mr. Xiang Li, chairman and chief executive officer of Li Auto, commented, “In response to the evolving market demand in the third quarter, we continued to strengthen synergies across production, supply, and sales, while enhancing our production capability. With these efforts, we achieved a number of breakthroughs across our delivery performance during the quarter, becoming China’s first emerging new energy automaker to reach the milestone of 500,000 cumulative deliveries. Each of our three Li L series models recorded over 10,000 monthly deliveries for three consecutive months since August, maintaining our position as the sales champion among SUVs and NEVs priced over RMB300,000 in China. As we further expand our business scale, we will continue to maintain our profitability at a healthy level, while investing in research and development to propel the long-term growth of our business.”

“Our super flagship 5C BEV model, Li MEGA, is steadily progressing towards its targeted launch in December 2023, with deliveries to commence in February 2024. We believe that the launch of Li MEGA, equipped with an 800-volt platform and 5C-rate charging capability, will usher in a new era of success for Li Auto in the BEV market and, together with EREV technology, will accelerate the large-scale transition from traditional ICE vehicles. At the same time, to better align with our BEV strategy, we are accelerating our super charging network expansion to provide users with more accessible and reliable energy replenishment experiences.”

Mr. Tie Li, chief financial officer of Li Auto, added, “We are pleased to have sustained our growth momentum in both our topline and bottom line in the third quarter. Driven by record-high vehicle deliveries, our third quarter revenues surged to RMB34.68 billion, up 271.2% year over year. As we continued to optimize operating efficiency and implement disciplined cost management, our gross margin remained healthy at 22.0%, while net income rose to RMB2.81 billion and free cash flow reached RMB13.22 billion, boosting our cash position to RMB88.52 billion, each representing a new quarterly high. Looking forward, our growing profitability and ample cash position will further support our unwavering investment in research and development, and enhance our sustainable, long-term competitiveness.”

Financial Results for the Third Quarter of 2023

Revenues

•	Total revenues were RMB34.68 billion (US$4.75 billion) in the third quarter of 2023, representing an increase of 271.2% from RMB9.34 billion in the third quarter of 2022 and an increase of 21.0% from RMB28.65 billion in the second quarter of 2023.

•	Vehicle sales were RMB33.62 billion (US$4.61 billion) in the third quarter of 2023, representing an increase of 271.6% from RMB9.05 billion in the third quarter of 2022 and an increase of 20.2% from RMB27.97 billion in the second quarter of 2023.

The increase in vehicle sales over the third quarter of 2022 and the second quarter of 2023 was mainly attributable to the increase in vehicle deliveries.

•	Other sales and services were RMB1.06 billion (US$145.7 million) in the third quarter of 2023, representing an increase of 258.7% from RMB296.4 million in the third quarter of 2022 and an increase of 56.2% from RMB680.8 million in the second quarter of 2023. The increase in revenue from other sales and services over the third quarter of 2022 and the second quarter of 2023 was mainly attributable to the increased sales of accessories and provision of services, which is in line with higher accumulated vehicle sales, and the increased sales of charging stalls, which is in line with higher vehicle deliveries.

Cost of Sales and Gross Margin

•	Cost of sales was RMB27.03 billion (US$3.71 billion) in the third quarter of 2023, representing an increase of 231.3% from RMB8.16 billion in the third quarter of 2022 and an increase of 20.6% from RMB22.42 billion in the second quarter of 2023. The increase in cost of sales over the third quarter of 2022 and the second quarter of 2023 was mainly attributable to the increase in vehicle deliveries.

•	Gross profit was RMB7.64 billion (US$1.05 billion) in the third quarter of 2023, representing an increase of 546.7% from RMB1.18 billion in the third quarter of 2022 and an increase of 22.6% from RMB6.24 billion in the second quarter of 2023.

•	Vehicle margin was 21.2% in the third quarter of 2023, compared with 12.0% in the third quarter of 2022 and 21.0% in the second quarter of 2023. Excluding the impact of inventory provision and losses on purchase commitments related to Li ONE in the third quarter of 2022, the vehicle margin remained stable over the third quarter of 2022.

•	Gross margin was 22.0% in the third quarter of 2023, compared with 12.7% in the third quarter of 2022 and 21.8% in the second quarter of 2023. The increase in gross margin over the third quarter of 2022 was mainly attributable to the increase of vehicle margin.

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Operating Expenses

•	Operating expenses were RMB5.31 billion (US$727.1 million) in the third quarter of 2023, representing an increase of 60.2% from RMB3.31 billion in the third quarter of 2022 and an increase of 15.1% from RMB4.61 billion in the second quarter of 2023.

•	Research and development expenses were RMB2.82 billion (US$386.1 million) in the third quarter of 2023, representing an increase of 56.1% from RMB1.80 billion in the third quarter of 2022 and an increase of 16.1% from RMB2.43 billion in the second quarter of 2023. The increase in research and development expenses over the third quarter of 2022 and the second quarter of 2023 was primarily driven by increased employee compensation as a result of our growing number of staff as well as increased expenses to support our expanding product portfolios and technologies.

•	Selling, general and administrative expenses were RMB2.54 billion (US$348.7 million) in the third quarter of 2023, representing an increase of 68.8% from RMB1.51 billion in the third quarter of 2022 and an increase of 10.2% from RMB2.31 billion in the second quarter of 2023. The increase in selling, general and administrative expenses over the third quarter of 2022 and the second quarter of 2023 was primarily driven by increased employee compensation as a result of our growing number of staff as well as increased rental expenses associated with the expansion of our sales and servicing network.

Income/(Loss) from Operations

•	Income from operations was RMB2.34 billion (US$320.6 million) in the third quarter of 2023, compared with RMB2.13 billion loss from operations in the third quarter of 2022 and representing an increase of 43.9% from RMB1.63 billion income from operations in the second quarter of 2023. Non-GAAP income from operations was RMB2.99 billion (US$410.3 million) in the third quarter of 2023, compared with RMB1.72 billion non-GAAP loss from operations in the third quarter of 2022 and representing an increase of 46.5% from RMB2.04 billion non-GAAP income from operations in the second quarter of 2023.

Net Income/(Loss) and Net Earnings/(Loss) Per Share

•	Net income was RMB2.81 billion (US$385.5 million) in the third quarter of 2023, compared with RMB1.65 billion net loss in the third quarter of 2022 and representing an increase of 21.8% from RMB2.31 billion net income in the second quarter of 2023. Non-GAAP net income was RMB3.47 billion (US$475.2 million) in the third quarter of 2023, compared with RMB1.24 billion non-GAAP net loss in the third quarter of 2022 and representing an increase of 27.1% from RMB2.73 billion non-GAAP net income in the second quarter of 2023.

•	Basic and diluted net earnings per ADS[6] attributable to ordinary shareholders were RMB2.86 (US$0.39) and RMB2.67 (US$0.37) in the third quarter of 2023, respectively, compared with RMB1.68 for both basic and diluted net loss per ADS attributable to ordinary shareholders in the third quarter of 2022, and RMB2.34 and RMB2.18 basic and diluted net earnings per ADS attributable to ordinary shareholders in the second quarter of 2023, respectively. Non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders3 were RMB3.53 (US$0.48) and RMB3.29 (US$0.45) in the third quarter of 2023, respectively, compared with RMB1.27 for both non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders in the third quarter of 2022, and RMB2.76 and RMB2.58 non-GAAP basic and diluted net earnings per ADS attributable to ordinary shareholders in the second quarter of 2023, respectively.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Cash position[7] was RMB88.52 billion (US$12.13 billion) as of September 30, 2023.

•	Net cash provided by operating activities was RMB14.51 billion (US$1.99 billion) in the third quarter of 2023, compared with RMB508.3 million net cash used in operating activities in the third quarter of 2022 and representing an increase of 30.5% from RMB11.11 billion net cash provided by operating activities in the second quarter of 2023.

•	Free cash flow was RMB13.22 billion (US$1.81 billion) in the third quarter of 2023, compared with negative RMB1.96 billion free cash flow in the third quarter of 2022 and representing an increase of 37.5% from RMB9.62 billion free cash flow in the second quarter of 2023.

6 Each ADS represents two Class A ordinary shares.

7 Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits included in long-term investments.

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Business Outlook

For the fourth quarter of 2023, the Company expects:

•	Deliveries of vehicles to be between 125,000 and 128,000 vehicles, representing an increase of 169.9% to 176.3% from the fourth quarter of 2022.

•	Total revenues to be between RMB38.46 billion (US$5.27 billion) and RMB39.38 billion (US$5.40 billion), representing an increase of 117.9% to 123.1% from the fourth quarter of 2022.

This business outlook reflects the Company’s current and preliminary view on its business situation and market conditions, which is subject to change.

Conference Call

Management will hold a conference call at 7:00 a.m. U.S. Eastern Time on Thursday, November 9, 2023 (8:00 p.m. Beijing/Hong Kong Time on November 9, 2023) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, passcode, and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference instantly.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10034368-573os2.html

A replay of the conference call will be accessible through November 16, 2023, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	+86-400-1209-216
Hong Kong, China:	+852-800-930-639
International:	+61-7-3107-6325
Replay PIN:	10034368

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lixiang.com.

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Non-GAAP Financial Measure

The Company uses non-GAAP financial measures, such as non-GAAP cost of sales, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP income/loss from operations, non-GAAP net income/loss, non-GAAP net income/loss attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/loss per ADS attributable to ordinary shareholders, non-GAAP basic and diluted net earnings/loss per share attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.2960 to US$1.00, the exchange rate on September 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its current model lineup includes Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, and Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: http://ir.lixiang.com.

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Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

+86-10-6508-0677

Email: Li@tpg-ir.com

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Li Auto Inc.

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	9,045,883	27,971,944	33,616,140	4,607,475
Other sales and services	296,402	680,783	1,063,315	145,739
Total revenues	9,342,285	28,652,727	34,679,455	4,753,214
Cost of sales:
Vehicle sales	(7,962,903)	(22,084,087)	(26,491,089)	(3,630,906)
Other sales and services	(197,412)	(333,362)	(543,882)	(74,545)
Total cost of sales	(8,160,315)	(22,417,449)	(27,034,971)	(3,705,451)
Gross profit	1,181,970	6,235,278	7,644,484	1,047,763
Operating expense:
Research and development	(1,804,335)	(2,425,600)	(2,817,206)	(386,130)
Selling, general and administrative	(1,507,362)	(2,309,210)	(2,543,770)	(348,653)
Other operating income, net	—	125,402	55,870	7,658
Total operating expenses	(3,311,697)	(4,609,408)	(5,305,106)	(727,125)
(Loss)/Income from operations	(2,129,727)	1,625,870	2,339,378	320,638
Other (expense)/income:
Interest expense	(36,637)	(28,440)	(11,698)	(1,603)
Interest income and investment income, net	307,921	430,262	439,800	60,280
Others, net	156,529	324,291	183,585	25,162
(Loss)/Income before income tax	(1,701,914)	2,351,983	2,951,065	404,477
Income tax benefit/(expense)	56,176	(41,885)	(138,191)	(18,941)
Net (loss)/income	(1,645,738)	2,310,098	2,812,874	385,536
Less: Net (loss)/income attributable to noncontrolling interests	(5,417)	16,945	(10,357)	(1,420)
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(1,640,321)	2,293,153	2,823,231	386,956

Net (loss)/income	(1,645,738)	2,310,098	2,812,874	385,536
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of tax	312,572	(120,809)	21,998	3,015
Total other comprehensive income/(loss)	312,572	(120,809)	21,998	3,015
Total comprehensive (loss)/income	(1,333,166)	2,189,289	2,834,872	388,551
Less: Net (loss)/income attributable to noncontrolling interests	(5,417)	16,945	(10,357)	(1,420)
Comprehensive (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(1,327,749)	2,172,344	2,845,229	389,971
Weighted average number of ADSs
Basic	975,026,517	980,693,361	985,819,450	985,819,450
Diluted	975,026,517	1,053,852,487	1,059,821,062	1,059,821,062
Net (loss)/earnings per ADS attributable to ordinary shareholders
Basic	(1.68)	2.34	2.86	0.39
Diluted	(1.68)	2.18	2.67	0.37
Weighted average number of ordinary shares
Basic	1,950,053,033	1,961,386,723	1,971,638,899	1,971,638,899
Diluted	1,950,053,033	2,107,704,975	2,119,642,125	2,119,642,125
Net (loss)/earnings per share attributable to ordinary shareholders
Basic	(0.84)	1.17	1.43	0.20
Diluted	(0.84)	1.09	1.34	0.18

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Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	38,478,016	72,992,984	10,004,521
Restricted cash	1,940,142	696,226	95,426
Time deposits and short-term investments	18,031,395	14,428,431	1,977,581
Trade receivable	48,381	86,764	11,892
Inventories	6,804,693	6,026,648	826,021
Prepayments and other current assets	1,689,860	3,503,577	480,205
Total current assets	66,992,487	97,734,630	13,395,646
Non-current assets:
Long-term investments	1,484,491	1,140,764	156,355
Property, plant and equipment, net	11,187,898	13,667,625	1,873,304
Operating lease right-of-use assets, net	3,538,911	4,421,974	606,082
Intangible assets, net	832,620	841,512	115,339
Goodwill	5,484	5,484	752
Deferred tax assets	74,767	—	—
Other non-current assets	2,421,293	2,323,638	318,481
Total non-current assets	19,545,464	22,400,997	3,070,313
Total assets	86,537,951	120,135,627	16,465,959
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	390,750	6,309,495	864,788
Trade and notes payable	20,024,329	40,561,033	5,559,352
Amounts due to related parties	7,190	9,354	1,282
Deferred revenue, current	569,234	1,245,519	170,713
Operating lease liabilities, current	696,454	958,694	131,400
Accruals and other current liabilities	5,684,644	8,663,890	1,187,486
Total current liabilities	27,372,601	57,747,985	7,915,021
Non-current liabilities:
Long-term borrowings	9,230,807	1,594,120	218,492
Deferred revenue, non-current	581,598	747,201	102,412
Operating lease liabilities, non-current	1,946,367	2,594,798	355,647
Deferred tax liabilities	77,809	42,082	5,768
Other non-current liabilities	2,142,462	3,459,513	474,166
Total non-current liabilities	13,979,043	8,437,714	1,156,485
Total liabilities	41,351,644	66,185,699	9,071,506
Total Li Auto Inc. shareholders’ equity	44,858,701	53,611,565	7,348,076
Noncontrolling interests	327,606	338,363	46,377
Total shareholders’ equity	45,186,307	53,949,928	7,394,453
Total liabilities and shareholders’ equity	86,537,951	120,135,627	16,465,959

10

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(508,260)	11,112,395	14,506,532	1,988,284
Net cash provided by/(used in) investing activities	119,880	7,573,941	(4,424,152)	(606,380)
Net cash provided by/(used in) financing activities	3,458,522	(1,853,582)	1,371,433	187,971
Effect of exchange rate changes	404,582	138,186	(20,252)	(2,775)
Net change in cash, cash equivalents and restricted cash	3,474,724	16,970,940	11,433,561	1,567,100
Cash, cash equivalents and restricted cash at beginning of period	37,095,020	45,284,709	62,255,649	8,532,847
Cash, cash equivalents and restricted cash at end of period	40,569,744	62,255,649	73,689,210	10,099,947

Net cash (used in)/provided by operating activities	(508,260)	11,112,395	14,506,532	1,988,284
Capital expenditures	(1,450,310)	(1,491,029)	(1,281,759)	(175,680)
Free cash flow (non-GAAP)	(1,958,570)	9,621,366	13,224,773	1,812,604

11

Li Auto Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$
Cost of sales	(8,160,315)	(22,417,449)	(27,034,971)	(3,705,451)
Share-based compensation expenses	8,235	9,449	10,662	1,461
Non-GAAP cost of sales	(8,152,080)	(22,408,000)	(27,024,309)	(3,703,990)

Research and development expenses	(1,804,335)	(2,425,600)	(2,817,206)	(386,130)
Share-based compensation expenses	231,207	247,064	431,294	59,114
Non-GAAP research and development expenses	(1,573,128)	(2,178,536)	(2,385,912)	(327,016)

Selling, general and administrative expenses	(1,507,362)	(2,309,210)	(2,543,770)	(348,653)
Share-based compensation expenses	165,863	160,928	212,443	29,118
Non-GAAP selling, general and administrative expenses	(1,341,499)	(2,148,282)	(2,331,327)	(319,535)

(Loss)/Income from operations	(2,129,727)	1,625,870	2,339,378	320,638
Share-based compensation expenses	405,305	417,441	654,399	89,693
Non-GAAP (loss)/income from operations	(1,724,422)	2,043,311	2,993,777	410,331

Net (loss)/income	(1,645,738)	2,310,098	2,812,874	385,536
Share-based compensation expenses	405,305	417,441	654,399	89,693
Non-GAAP net (loss)/income	(1,240,433)	2,727,539	3,467,273	475,229

Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(1,640,321)	2,293,153	2,823,231	386,956
Share-based compensation expenses	405,305	417,441	654,399	89,693
Non-GAAP net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(1,235,016)	2,710,594	3,477,630	476,649

Weighted average number of ADSs
Basic	975,026,517	980,693,361	985,819,450	985,819,450
Diluted	975,026,517	1,053,852,487	1,059,821,062	1,059,821,062
Non-GAAP net (loss)/earnings per ADS attributable to ordinary shareholders
Basic	(1.27)	2.76	3.53	0.48
Diluted	(1.27)	2.58	3.29	0.45
Weighted average number of ordinary shares
Basic	1,950,053,033	1,961,386,723	1,971,638,899	1,971,638,899
Diluted	1,950,053,033	2,107,704,975	2,119,642,125	2,119,642,125
Non-GAAP net (loss)/earnings per share attributable to ordinary shareholders[8]
Basic	(0.63)	1.38	1.76	0.24
Diluted	(0.63)	1.29	1.64	0.23

8 Non-GAAP basic net earnings/loss per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net earnings/loss per share attributable to ordinary shareholders is calculated by dividing non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares, dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of convertible senior notes as determined under the if-converted method and the dilutive effect of share-based awards as determined under the treasury stock method.

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